EXHIBIT 99

RISK FACTORS

If any of the following risks occur, our business, financial condition, or results of operations could be materially adversely affected.

OUR FUTURE GROWTH DEPENDS ON EXPANSION OF INTERNATIONAL REVENUES AND WE WILL BE SUBJECT TO INCREASED RISKS IN THE INTERNATIONAL MARKETPLACE

We estimate that our Inovoject® system inoculates more than 80% of all eggs produced for the United States and Canada broiler poultry markets. Given this market penetration, we expect only limited growth in the number of system installations and only minor system revenue growth in this market. Additionally, due to our market penetration and the significance of the United States and Canada poultry markets to our revenue, any adverse conditions in these markets could have a material and adverse affect on our revenues. For this reason, we must expand our device installations and product sales in markets outside the United States and Canada in order to realize revenue growth. In 2003, international sales accounted for 32% of our consolidated revenues. In each of 2002 and 2001, international sales accounted for 31% of our consolidated revenues. Revenue growth outside the United States and Canada depends on gaining market acceptance of our devices and in ovo (“in the egg”) administration of biological products in markets outside the United States and Canada to treat prevailing poultry diseases in those markets. Lack of market acceptance of our devices and in ovo products in these markets would materially adversely affect our revenue growth.

International sales are also subject to a variety of risks, including risks arising from the following:

•	exchange rate risks, trade restrictions, tariffs, trade barriers and taxes;

•	adverse changes in local investment or exchange control regulations, potential restrictions on the flow of international capital, and the possibility of confiscatory taxation, price controls or the taking or modification of our property rights by a country in the exercise of its sovereignty; and

•	economic and political conditions beyond our control, including country-specific conditions such as political instability, government corruption and civil unrest.

OUR FUTURE GROWTH ALSO DEPENDS ON THE DEVELOPMENT AND MARKET ACCEPTANCE OF NEW PRODUCTS

In addition to international expansion, we need to develop and market new products in order to continue to generate increased revenues and growth of our business. We currently are developing, both independently and in collaboration with others, various products which address poultry health and performance needs. These products are being designed to be delivered in ovo through the Inovoject® system or in conjunction with the Inovoject® system, and are in various stages of development. There is no guarantee that any new products will be successfully developed and marketed. In addition, we have not initiated the regulatory approval process for some of these potential products, and we cannot assure you that regulatory approval will be obtained. Our inability to develop new products or any delay in our development of them may materially adversely affect our revenue growth. Because of a number of factors, a new product may not reach the market without lengthy delays, if at all. Some of the factors that may affect our development and marketing of new products include the following:

•	our research and evaluations of compounds and new technologies may not yield product opportunities;

•	potential products may involve extensive and time-consuming clinical trials to demonstrate safety and effectiveness, and the results of such trials are uncertain;

•	potential products may require collaborative partners and we may be unable to identify partners or enter into arrangements on terms acceptable to us;

•	we may not be able to contract for the manufacture of new products at a cost or in quantities necessary to make them commercially viable;

•	domestic and international regulatory approval of these products may not be obtained or may be obtained only with lengthy delays;

•	we may not be able to secure additional financing that may be needed to bring a potential product to market;

•	we may experience unexpected safety or efficacy concerns with respect to marketed products, whether or not scientifically justified, leading to adverse public reaction, product recalls, withdrawals or declining sales;

•	marketing products developed jointly with other parties may require royalty payments or other payments by us to our co-developers, which may materially adversely affect our profitability;

•	we may be unable to accurately predict market requirements and evolving standards; and

•	we may not be able to attract and retain sufficient numbers of qualified development personnel.

We have developed and commercialized two products that work with the Inovoject® system: the Egg Remover® and Vaccine Saver®. The Egg Remover® can also be used without an Inovoject® system in specific situations where customers do not need injection services. These two products have had initial success, however, there is no guarantee that acceptance of these products will continue to grow.

Embrex has initiated the United States Department of Agriculture (USDA) regulatory approval process with respect to our in ovo coccidiosis vaccine, Inovocox™. Although this product has begun the regulatory review process, there is no assurance that USDA approval will be obtained. Marketing this product in foreign countries will require us to pursue separate approvals from foreign regulatory agencies. We completed construction of an $11.6 million biological manufacturing facility in the first quarter of 2004 to commercially produce the Inovocox™ product. In addition to USDA approval for the Inovocox™ product, our biological manufacturing facility must receive a separate USDA approval to manufacture Inovocox™. We cannot assure you that the facility will receive USDA approval to manufacture Inovocox™. Delays in obtaining either product or manufacturing facility approvals may materially adversely affect the marketing of, and the ability to receive revenues from, Inovocox™. Additionally, even if we receive USDA product and facility approvals, we cannot assure you that Inovocox™ will be sold in commercial quantities or that product sales will be sufficient to offset our investment in development of the product and construction of the biological manufacturing facility.

We are also developing a device to separate poultry by gender while still in the egg. We cannot assure you that our development work will lead to a successful commercial device.

We have developed and commercialized AAC technology (antigen-antibody complex), which the Company uses in its Bursaplex® vaccine. Bursaplex® has been sold in commercial quantities during the past six years, however, there is no assurance that the product will continue to be sold in commercial quantities.

In May 2003, the USDA provided regulatory approval of Newplex™, our in ovo Newcastle disease vaccine, within the United States. Newplex™ vaccine is also based on AAC technology. We are now seeking regulatory approval for Newplex™ in key markets worldwide. Although this product has received regulatory approval in the United States, Peru and Jordan, there is no assurance that other registrations will be granted or that Newplex™ will be sold in commercial quantities.

There can be no assurance that we will successfully complete the development and commercialization of any new products or that such products, if developed and commercialized, will meet revenue and profit expectations.

ECONOMIC FACTORS AFFECTING OUR CUSTOMERS MAY ADVERSELY AFFECT OUR FINANCIAL RESULTS

Our revenues principally come from sales and leases to the poultry industry. If there is a general economic decline in that industry, our operations and financial condition could be materially and adversely affected. Also, domestic and global economic factors beyond our control may adversely impact our customers and, as a result, our revenues and earnings. Examples of these factors include the following:

•	fluctuations in the prices of energy and poultry feed;

•	disease outbreaks that adversely affect poultry production;

•	market demand for poultry products, including the supply and pricing of alternative proteins;

•	costs to comply with applicable laws and regulations, including those relating to environmental protection, food safety, market regulation and genetically modified organisms or ingredients;

•	product recalls and related adverse publicity and consumer reaction;

•	access to foreign markets together with foreign economic conditions, including currency fluctuations and trade restrictions; and

•	the extent to which our cost of products and operating expenses increase faster than contractual price adjustments with our customers.

For example, if rising poultry feed prices increase the production costs of commercial poultry producers or a foreign government bans the importation of U.S. chicken, these producers may reduce production. This decreased production could adversely impact our revenues, since a principal component of our revenues are fees charged to customers for the number of eggs injected or processed by Embrex devices.

WE FACE RISKS OF COMPETITION AND CHANGING TECHNOLOGY

The Inovoject® system uses a process that was patented in the United States by the USDA in 1984 (Sharma Patent). We held the exclusive license to this Sharma Patent until June 2002, when the Sharma Patent expired. With the expiration of the Sharma Patent, competitive in ovo delivery systems are being developed and marketed. Although there has not been widespread commercial acceptance of any competing systems, there is direct competition for customers and limited commercial placements. Competition could result in lower prices for our products, reduced demand for our products, and a corresponding reduction in our ability to recover development, engineering, manufacturing and service costs. Also, a significant portion of our revenues comes from a relatively small number of customers. If we lose one or more large customers due to competition, our revenues could be significantly lower. Any of these developments could have a material adverse effect on our business, results of operations and financial condition.

The poultry biological products business is especially competitive and dominated by a few large companies with an established global presence. In order for us to expand our sales of in ovo biological products, these products must be commercially accepted worldwide and compete effectively against the products of these other companies. Our inability to compete successfully in the poultry biologicals sector could materially adversely affect our revenue growth.

Our competitors and potential competitors include independent companies that specialize in biotechnology, as well as major agricultural or animal health companies, pharmaceutical companies, chemical companies, universities, and public and private research organizations. Many of these competitors are well established and have substantially greater marketing, financial, technological and other resources than we have. Competitors may succeed in developing technologies and products that are more effective than any that have been or are being developed by us or that could render our technology and products obsolete or non-competitive.

POULTRY HEALTH AND DISEASE FACTORS AFFECTING OUR CUSTOMERS MAY ADVERSELY AFFECT OUR FINANCIAL RESULTS

Any widespread poultry health problem or disease outbreak could have a negative impact on global poultry production. Our revenues and earnings derived from both the U.S. and international poultry industry could be materially and adversely affected. In addition, the emergence of new disease variants, serotypes and strains in the domestic and/or global markets may reduce the efficacy of our biological products and result in reduced revenues and earnings.

WE DO NOT CURRENTLY MANUFACTURE MOST OF OUR DEVICES OR ANY OF OUR BIOLOGICAL PRODUCTS AND ARE CURRENTLY DEPENDENT ON A SINGLE CONTRACT MANUFACTURER FOR INOVOJECT® AND EGG REMOVER® DEVICES, FOR AAC PRODUCTION, AND FOR PRODUCTION OF BURSAPLEX® AND NEWPLEX™

We currently do not have facilities for the production of most our devices and biological products. Therefore, we rely principally upon relationships with contract manufacturers. There can be no assurance that we can maintain manufacture and supply agreements on terms and at costs acceptable to us. We have various relationships with manufacturers and suppliers, including those described below. The loss of any of these relationships could materially adversely affect our operating results. There are a number of risks associated with our dependence on contract manufacturers, including:

•	reduced control over delivery schedules;

•	potential inability to monitor and maintain inventory levels;

•	reduced control over quality assurance;

•	reduced control over manufacturing yields and costs;

•	potential lack of adequate capacity during periods of unanticipated demand;

•	limited warranties on products supplied to us;

•	increases in prices;

•	potential misappropriation of our intellectual property;

•	catastrophic loss of production capacity due to property damage, either man made or by nature;

•	the loss of these contract manufacturers due to financial circumstances in their respective businesses or their exit from the business lines that manufacture our devices and products; and

•	minimum purchase requirements, which could result in excessive inventories if the demand for products falls short of such minimum purchase requirements.

If our contract manufacturers failed to provide us with an adequate supply of finished devices or biological products, our business would be harmed. We do not have long-term contracts or arrangements with several of our vendors that guarantee product availability or the continuation of particular payment terms. In addition, we are currently dependent on a single contract manufacturer for several of our key products as described below. Although we believe our relationship with each of the manufacturers is sound, we cannot assure you that we will continue to maintain relationships with them or that they will continue to exist.

Inovoject® and Egg Remover® Systems

We rely on Precision Automation Company, Inc. (Precision) to fabricate all of our Inovoject® and Egg Remover® systems. While other machine fabricators exist and have constructed limited numbers of Inovoject® systems, we do not currently have alternative sources for production of either the Inovoject® or Egg Remover® systems. If Precision is unable to carry out its manufacturing obligations to our satisfaction, we may be unable to obtain alternative manufacturing, or to obtain such manufacturing on commercially reasonable terms or on a timely basis. Any delays in the manufacturing process may adversely impact our ability to meet commercial demands for Inovoject® and Egg Remover® system installations and delay receipt of revenues from those installations.

Biological Products

We obtain all of our requirements for the active ingredient in AAC technology from SPAFAS, Inc. (SPAFAS), a subsidiary of Charles River Laboratories, Inc. Under our agreement with SPAFAS, we are required to purchase minimum amounts of AAC-based antigen on an annual basis. The manufacture of AAC must be performed in licensed facilities and is subject to USDA regulation. The regulatory approvals granted by the USDA for Bursaplex® in January 1997 and for Newplex™ in May 2003 specifically cover vaccines produced with SPAFAS-manufactured AAC. Although there are other manufacturers that may be capable of manufacturing AAC, we do not currently have alternative sources for production of AAC.

We obtain all of our requirements for Bursaplex® from Merial Select, Inc. (Select), a Merck and Aventis company, and all of our requirements for Newplex™ from Lohmann Animal Health International (LAHI). The manufacture of all biological products must be performed in licensed facilities, under approved regulatory methods. As the USDA licensed manufacturers of record, Select holds the USDA permit for Bursaplex® and LAHI holds the USDA permit for Newplex™. Although there are other manufacturers that may be capable of manufacturing avian viral vaccines, we do not currently have alternative sources for production of either product.

If SPAFAS, Select or LAHI is unable to carry out their respective manufacturing obligations (described immediately above) to our satisfaction, we may be unable to obtain alternative manufacturing, or to obtain such manufacturing on commercially reasonable terms or on a timely basis. A change of supplier for the Company could materially adversely affect our future operating results due to the time it would take a new supplier to obtain regulatory approval by the USDA of its production process or manufacturing facilities. Current regulatory approvals in foreign countries are or will be based on product manufactured with AAC as manufactured by SPAFAS or Bursaplex® as manufactured by Select or Newplex™ as manufactured by LAHI. A change of manufacturer would result in the need to reapply for regulatory approval in those countries and may lead to suspended sales of that product until new approvals could be secured. Any delays in securing new approvals would have a material adverse effect on our revenues and growth prospects. We cannot guarantee that we would be able to secure new approvals in every country or that such approvals would be granted in a timely fashion.

WE ARE DEPENDENT ON DISTRIBUTORS IN CERTAIN MARKETS

We market and distribute our devices principally by leasing and licensing the systems directly to hatcheries. In some markets, such as Japan, we instead rely upon distributors for our devices. We also rely on third parties to market certain biological products, such as products containing AAC technology, and we may enter into other arrangements in the future. There can be no assurance that we can maintain these relationships on terms acceptable to us. The loss of any of these relationships could materially adversely affect our operating results. There are a number of risks associated with our dependence on distributors and other third parties including:

•	reduced control over regulatory efforts which may delay local regulatory approvals and thus market introduction;

•	reduced control over marketing and sales efforts and in turn the extent of resulting market penetration or acceptance;

•	reduced control over distribution and related customer satisfaction; and

•	potential delays in distribution associated with securing new distributors, if current relationships are not maintained.

THE LOSS OF KEY CUSTOMERS COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS

Historically, a significant portion of our revenues has come from a relatively small number of customers. Tyson Foods, Inc. (Tyson) accounted for approximately 20% and 19% of our consolidated 2003 and 2002 revenues, respectively. Our top three customers, including Tyson, accounted for approximately 37% and 30% of our consolidated 2003 and 2002 revenues, respectively. We expect a similar level of customer concentration to continue in future years. The poultry market is highly concentrated, with the largest poultry producers dominating the market. For example, in 2003, Tyson supplied approximately 22% of all broilers grown in the United States. The concentration of our revenues with these large customers means factors affecting those customers also will impact our revenues and earnings. If we lose a large customer and fail to add new customers to replace lost revenues, our operating results will be materially and adversely affected. Also, if these customers reduce the number of eggs they produce at hatcheries, we will receive lower device revenues since our fees are based on the number of eggs injected.

IF WE LOSE THE PROTECTION OF OUR PATENTS AND PROPRIETARY RIGHTS, OUR FINANCIAL RESULTS COULD SUFFER

Some of our products and processes used to produce our products involve proprietary rights, including patents. We own some of the technologies employed in these processes, and some are owned by others and licensed to us. The Inovoject® system utilizes a process that was patented by the USDA in the United States. We held an exclusive license to this primary patent (the Sharma Patent), which expired in June 2002. We have supplemented the Sharma Patent with additional U.S. and foreign patents covering specific design features of the Inovoject® system. However, there is a risk that competitive systems currently being developed and marketed could gain acceptance in the United States.

We believe that patent protection of materials or processes we develop and any products that may result from the research and development efforts of our licensors and us are important to the commercial success of our products. The loss of the protection of these patents and proprietary rights could materially adversely affect our business and our competitive position in the market. The patent position of companies such as ours generally is highly uncertain and involves complex legal and factual questions. Some of the reasons for this uncertainty include the following:

•	To date, no consistent regulatory policy has emerged regarding the breadth of claims allowed in biotechnology patents. Consequently, there can be no assurance that patent applications relating to our products or technology will result in patents being issued or that, if issued, the patents will afford protection against competitors with similar technology;

•	Some patent licenses held by us may be terminated upon the occurrence of specified events or become non-exclusive after a specified period;

•	Companies that obtain patents claiming products or processes that are necessary for or useful to the development of our products could bring legal actions against us claiming infringement (though we currently are not the subject of any patent infringement claim);

•	Issuance of a valid patent does not prevent other companies from using alternative, non-infringing technology so we cannot be sure that any of our patents (or patents issued to others and licensed to us) will provide significant commercial protection;

•	We may not have the financial resources necessary to obtain patent protection in some countries or to enforce any patent rights we may hold;

•	The laws of some foreign countries may not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting their proprietary rights in these foreign countries;

•	We may be required to obtain licenses from others to develop, manufacture or market our products. We may not be able to obtain these licenses on commercially reasonable terms, and the patents underlying the licenses may be valid and enforceable; and

•	We also rely upon unpatented, proprietary technology, which we may not be able to protect fully if others independently develop substantially equivalent proprietary information or techniques, improperly gain access to our proprietary technology, or disclose this technology to others.

We attempt to protect our proprietary materials and processes by relying on trade secret laws and non-disclosure and confidentiality agreements with our employees and other persons with access to our proprietary materials or processes or who have licensing or research arrangements with us. We plan to continue to use these protections in the future but we cannot be sure that these agreements will not be breached or that we would have adequate remedies for any breach. Even with these protections, others may independently develop or obtain access to these materials or processes, which may materially adversely affect our competitive position.

If we are sued for infringing the patent or other proprietary rights of a third party, we could incur substantial costs and diversion of management and technical personnel, whether or not the litigation is ultimately determined in our favor.

We have been involved in the patent litigations summarized below:

Embrex v. Service Engineering Corporation and Edward G. Bounds, Jr.

In September 1996, we filed a patent infringement suit against Service Engineering Corporation and

Edward G. Bounds, Jr. in the U.S. District Court for the Eastern District of North Carolina. This suit concluded on July 30, 1998 with the jury finding the patent valid and willfully infringed by the defendants and a judgment being entered on September 28, 1998, which included a monetary award of $2,612,885.

In July 2000, the U.S. Court of Appeals for the Federal Circuit affirmed the award to Embrex of approximately $1.5 million in litigation expenses and costs and upheld the finding of willful infringement. However, the appeals court vacated the award of direct infringement damages and remanded that issue to the district court for further proceedings. These proceedings were opened on August 28, 2000, but were stayed early in 2001 pending the conclusion of a bankruptcy proceeding initiated by Bounds.

For a further description of these proceedings, see the Company’s Form 10-K for the year ended December 31, 2003, filed with the Securities and Exchange Commission on March 15, 2004.

Embrex v. Breuil S.A. and New Tech Solutions, Inc.

In December 2003, we filed suit in the U.S. District Court for the Eastern District of North Carolina against Breuil S.A. of Landivisiau, France, and New Tech Solutions, Inc. of Gainesville, GA, asserting patent infringement. We allege that each of the defendants’ development of an in ovo selective injection device, designed to compete with our patented Inovoject®, Vaccine Saver®, and Egg Remover® injection method, infringes two of our patents related to our proprietary apparatus and methods for distinguishing live eggs from infertile or “dead” eggs and for selectively injecting specific eggs identified as suitable for inoculation as well as the apparatus performing this function. We seek injunctive relief and monetary damages and have asked for a jury trial. The defendants have denied infringement and alleged that our two patents are invalid. Because of this lawsuit, our results of operations have been impacted and will continue to be impacted by the costs of pursuing this litigation. Moreover, there can be no assurance we will prevail in our claims against Breuil S.A. or New Tech Solutions, Inc. Even if the court finds in our favor, we have no assurances that any damage award will exceed our costs of pursuing this litigation or that we would be able to collect any damages from either defendant.

Embrex v. Avitech, L.L.C.

In August 2004, we filed suit in the U.S. District Court for the Middle District of North Carolina against Avitech, L.L.C. of Hebron, Maryland asserting patent infringement. We allege that Avitech’s injection system, designed to compete with Embrex’s patented Inovoject® system, infringes one of the our patents related to our proprietary apparatus and methods for accurately and precisely injecting eggs to the same depth and location when the eggs are of varying sizes and may be presented to the injection apparatus in somewhat different orientations. We seek injunctive relief and monetary damages and have asked for a jury trial. The defendant has denied that the North Carolina court has jurisdiction and has moved to dismiss or, in the alternative, for transfer to the United States District Court in Maryland. We assert that the North Carolina court has jurisdiction and have requested jurisdictional discovery to confirm our belief. If the defendant’s motion is resolved in our favor, the lawsuit will proceed in the North Carolina court. Because of this lawsuit, our results of operations have been impacted and will continue to be affected by the costs of pursuing this litigation. Moreover, there can be no assurance we will prevail in our claims against Avitech, L.L.C. Even if the court finds in our favor, we have no assurances that any damage award will exceed our costs of pursuing this litigation or that we would be able to collect any damages from the defendant.

THE LOSS OF KEY COLLABORATORS, SUPPLIERS AND OTHER KEY PARTIES COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS

We currently conduct our operations with various third-party collaborators, suppliers, licensors or licensees. We plan to continue developing these relationships and believe our present and future collaborators, suppliers, licensors and licensees will perform their obligations under their agreements with us, based on an economic motivation to succeed. However, financial or other difficulties facing these parties may affect the amount and timing of funds and other resources devoted by the parties under these agreements. In addition, disagreements may arise with these third parties which could delay or lead to the termination of the development or commercialization of new products, or result in litigation or arbitration, which would be time consuming and expensive. Thus, there is no assurance that we will develop any new products or generate any revenues from these collaborative agreements.

WE ARE SUBJECT TO AN INHERENT RISK OF PRODUCT LIABILITY

The development, manufacture, distribution and marketing of our products involve an inherent risk of product liability claims and associated adverse publicity. These claims may be made even with respect to those products that are manufactured in licensed and approved facilities or that otherwise possess regulatory approval for commercial sale. These claims could expose us to significant liabilities that could prevent or interfere with the development and marketing of our products. Product liability claims could require us to spend significant time and money in litigation or pay significant damages. Although we currently maintain liability insurance that we believe is adequate to cover the Company’s potential exposure in this area, there can be no assurance that the coverage limits of our policies will be adequate. Such insurance is expensive, difficult to obtain and may not continue to be available on acceptable terms or at all.

GOVERNMENT REGULATION AND THE NEED FOR REGULATORY APPROVAL MAY ADVERSELY AFFECT OUR BUSINESS

Regulatory approval required in various areas of our business may materially adversely affect our operations. The primary emphasis of these requirements is to assure the safety and effectiveness of our products. While the use of the Inovoject® system is not subject to regulatory approval in the United States, it may require regulatory approval by foreign agencies. Also, research and development activities and the investigation, manufacture and sale of poultry health products are subject to regulatory approval in the United States by either the USDA or the United States Food & Drug Administration (FDA) and state agencies, as well as by foreign agencies. Obtaining regulatory approval is a lengthy, costly and uncertain process. Approval by the USDA generally takes 1 to 3 years, while approval by the FDA may take 5 or more years. Various problems may arise during the regulatory approval process and may have an adverse impact on our operations. Changes in the policies of U.S. and foreign regulatory bodies could increase the time required to obtain regulatory approval for each new product. Delays in obtaining approval may materially adversely affect the marketing of, and the ability to receive revenues and royalties from, products developed by us. There is no assurance that any future products developed by us or by our collaborative partners will receive regulatory approval without lengthy delays, if at all. Even when approved, regulators may impose limitations on the uses for which the product may be marketed and may continue to review a product after approving it for marketing. Regulators may impose restrictions and sanctions, including banning the continued sale of the product, if they discover problems with the product or its manufacturer.

Pursuant to some of our licensing or joint development agreements, the licensees or joint developers bear the costs associated with the regulatory approval process for some products. We plan to continue to enter into these types of agreements in the future. If we cannot generate sufficient funds from operations or enter into licensing or joint development agreements to develop products, we may not have the financial resources to complete the regulatory approval process with respect to all or any of the products currently under development. We may need to obtain approval from appropriate regulators before we can sell our products in a particular jurisdiction.

Other regulations apply or may apply to research and manufacturing activities, including federal, state and local laws, regulations and recommendations relating to the following:

•	safe working conditions;

•	laboratory and manufacturing practices; and

•	use and disposal of hazardous substances used in conjunction with research activities.

It is difficult to predict the extent to which these or other government regulations may adversely impact the production and marketing of our products.

OUR INABILITY TO ATTRACT AND RETAIN KEY PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS

We must continue to attract and retain experienced and highly educated scientific and management personnel and advisors to be able to develop marketable products and maintain a competitive research and technological position. Competition for qualified employees among biotechnology companies is intense. There can be no assurance that we will be able to continue to attract and retain qualified staff. The departure of any key executive or our inability to recruit and retain key scientific or management personnel could have an adverse affect on our business, results of operations or financial condition. Our ability to replace key individuals may be difficult and may take an extended period of time because of the limited number of individuals in the biotechnology industry with the breadth of skills and experience required to develop and commercialize products successfully. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate such individuals. We have obtained insurance in the amount of $1,000,000 on the life of Randall L. Marcuson, our President and Chief Executive Officer, of which we are the sole beneficiary. This amount may not be sufficient to compensate us for the loss of his services.

IF WE CANNOT CONTINUE TO PROVIDE TIMELY SUPPORT AND MAINTENANCE TO OUR CUSTOMERS, OUR BUSINESS MAY SUFFER

We are required to supply, support, and maintain large numbers of Inovoject® systems at our customers’ hatcheries on a timely basis at a reasonable cost to us. There can be no assurance that we will be able to continue to provide these services on a timely or cost-effective basis. If we are unable to do so, our customers may reduce their use of our products, which could materially adversely affect our operating results.

WE HAVE ANTI-TAKEOVER DEFENSES THAT COULD DISCOURAGE OR DELAY A TAKEOVER

Provisions of our certificate of incorporation and bylaws could have the effect of discouraging or delaying an acquisition of our company. For example, the Board of Directors has the authority to issue up to 15,000,000 shares of Preferred Stock in one or more series and to determine the designations, preferences and relative rights and qualifications, limitations or restrictions of the shares constituting any series of Preferred Stock, without any further vote or action by the shareholders. The issuance of Preferred Stock by the Board of Directors could affect the rights of the holders of Common Stock. For example, an issuance could result in a class of securities outstanding that would have preferences with respect to voting rights and dividends and in liquidation over the Common Stock, and could (upon conversion or otherwise) enjoy all of the rights applicable to Common Stock. The authority of the Board of Directors to issue Preferred Stock potentially could be used to discourage attempts by others to obtain control of us through merger, tender offer, proxy contest or otherwise by making these attempts more difficult to achieve or more costly. The Board of Directors may issue the Preferred Stock without shareholder approval and such Preferred Stock could have voting and conversion rights that could materially adversely affect the voting power of the holders of Common Stock. No agreements or understandings currently exist for the issuance of Preferred Stock, and the Board of Directors has no present intention to issue any Preferred Stock. The Board adopted a shareholder rights plan that could have the effect of discouraging a takeover of us. The rights plan, if triggered, would make it more difficult to acquire us by, among other things, allowing existing shareholders to acquire additional shares at a substantial discount, thus substantially inhibiting the ability of an interested party to obtain control of the Company.